FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2018

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 3 July 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	4 June 2018	entitled	‘Transaction in own securities’
Exhibit	99.2	Stock Exchange announcement dated	11June 2018	entitled	‘Transaction in own securities’
Exhibit	99.3	Stock Exchange announcement dated	18 June 2018	entitled	‘Transaction in own securities’
Exhibit	99.4	Stock Exchange announcement dated	25 June 2018	entitled	‘Transaction in own securities’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

4 June 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 28 May 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   28 May - 01 June 2018

Number of ordinary shares purchased:                 3,337,154

Highest price paid per share:       EUR 48.5700

Lowest price paid per share:EUR 47.5800

Volume weighted average price paid per share:              EUR 48.0730

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Monday 28 May 2018

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.2503	246,992
BATS	48.0443	2,237
Chi-X	48.0450	7,370
Turquoise	48.0459	2,636

Tuesday 29 May 2018
Trading venue	Volume weighted average price	Aggregated volume
Euronext Amsterdam	48.2680	800,026
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 30 May 2018
Trading venue	Volume weighted average price	Aggregated volume
Euronext Amsterdam	48.2046	561,090
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 31 May 2018
Trading venue	Volume weighted average price	Aggregated volume
Euronext Amsterdam	48.0656	636,655
BATS	47.9785	77,581
Chi-X	47.9860	215,187
Turquoise	47.9692	63,499

Friday 01 June 2018
Trading venue	Volume weighted average price	Aggregated volume
Euronext Amsterdam	47.7480	646,749
BATS	47.7494	8,098
Chi-X	47.7375	57,348
Turquoise	47.7474	11,686

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

11 June 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 4 June 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:                                              SSS04 June - 08 June 2018

Number of ordinary shares purchased:               4,433,436

Highest price paid per share:                              EUR 48.2500

Lowest price paid per share:                               EUR 46.7450

Volume weighted average price paid per share: EUR 47.3090

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information Monday 04 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.0472	609,141
BATS	---	---

Chi-X	---	---
Turquoise	---	---

Tuesday 05 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.8358	170,691
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 06 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.3729	1,167,556
BATS	47.1319	96,357
Chi-X	47.4098	255,513
Turquoise	47.1522	118,123

Thursday 07 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.0141	961,765
BATS	46.8678	34,110
Chi-X	46.9581	216,477
Turquoise	46.9603	90,262

Friday 08 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.0458	587,038
BATS	46.9461	30,529
Chi-X	46.9801	67,722
Turquoise	46.9415	28,152

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

18 June 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 11 June 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:                                             11 June -15 June 2018

Number of ordinary shares purchased:               2,512,365

Highest price paid per share:                              EUR 47.4900

Lowest price paid per share:                               EUR 45.4900

Volume weighted average price paid per share: EUR 46.6038

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information
Monday 11 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.1613	37,379
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 12 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.4486	143,390
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 13 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.4186	308,621
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 14 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	46.3501	1,171,163
BATS	46.3181	230,000
Chi-X	46.2131	248,375
Turquoise	46.2240	118,143

Friday 15 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.0395	255,294

BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

25 June 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 18 June 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   18 June -22 June 2018

Number of ordinary shares purchased:                 3,463,689

Highest price paid per share:       EUR 47.6400

Lowest price paid per share:EUR 46.2800

Volume weighted average price paid per share:             EUR 46.7839

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Monday 18 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	46.7099	1,250,000
BATS	46.6146	250,000
Chi-X	46.6155	150,000
Turquoise	46.6151	85,000

Tuesday 19 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	46.5446	610,432
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 20 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.1197	315,138
BATS	46.8833	77,570
Chi-X	46.8729	38,266
Turquoise	46.8893	59,976

Thursday 21 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.1158	404,353
BATS	46.9784	1,743
Chi-X	46.9822	6,348
Turquoise	46.9848	1,701

Friday 22 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.0739	180,473
BATS	47.0557	14,707
Chi-X	47.0436	10,941
Turquoise	47.0574	7,041

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/

Media Enquires: mediarelations.rotterdam@unilever.com